INDEPENDENT AUDITOR'S CONSENT

We hereby consent to the use in this Registration Statement on Expressions Graphics, Inc. on Form SB-1 of our report dated September 11, 2000, appearing in the Prospectus, which is a part of such Registration Statement relating to the financial statements of Expressions Graphics, Inc., and to the reference to our Firm under caption "Experts" in such Prospectus.

MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
Certified Public Accountants

Los Angeles, California
September 11, 2000